

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2022

David Chung
Chief Executive Officer
Pathfinder Acquisition Corporation
1950 University Avenue
Suite 350
Palo Alto, CA 94303

> **Re: Pathfinder Acquisition Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 15, 2022**
> **File No. 333-268068**

Dear David Chung:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 28, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4

Selected Definitions, page 1

1.   Please revise to include a definition of the Equity Grant Agreement entered into on November 14, 2022 and referred to throughout the filing.

Questions and Answers for Shareholders of Pathfinder

What equity stake will current Pathfinder shareholders and current equityholders of Movella hold..., page 11

2. It appears the ownership chart here excludes the 10.75 million warrants, per your disclosure in note (4) to the table. If true, please revise notes (2) and (3) to the table to clarify this or advise. Similar concerns apply to pages 39 and 152.

Summary of the Proxy Statement/Prospectus

Interests of Pathfinder's Directors and Executive Officers in the Business Combination, page 44

3. We note your disclosure here, as well as on pages 62, 183 and 275, that there was $500,000 outstanding under the Working Capital loan as of September 30, 2022. However, we also note that your September 30, 2022 balance sheet on page F-26 and the pro forma information, including pro forma adjustment (E), reflect a balance of $750,000. Please revise to consistently disclose the amount due under this loan.

Comparative Per Share Data, page 55

4. We note your revised disclosures and response to prior comment 8. It appears the Movella equivalent per share pro forma share information is actually computed by taking the combined pro forma share information and dividing by the exchange ratio, rather than multiplying by the exchange ratio as disclosed in note (3) to the table. Please revise or advise. Also, please explain in greater detail what you intend to convey by disclosing this information and why it is useful to an investor.

Proposal No. 1 - Business Combination Proposal

Opinion of Duff & Phelps, Pathfinder's Financial Advisor, page 173

5. We note your response to prior comment 15. Please clarify that the discounted cash flow analysis prepared by Duff & Phelps used the same financial projections as the model prepared by Movella, but that it was adjusted to include $1.2 million of projected stock-based compensation expense per year, as instructed by Movella's management.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 246

6. Revise to disclose Pro Forma Combined net loss per share for the year ended December 31, 2021 for the no redemption and maximum redemptions scenarios.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 248

7. You disclose on page F-41 that the remaining deferred underwriters commission of $5.1 million will be payable solely in the event the company completes a business combination. However, pro forma adjustment (C) and (ii) states these fees will be waived and written-off. Please revise to reconcile this apparent discrepancy or advise.

Information about Movella, page 290

8.   We note your response to prior comment 18. Throughout the filing, you continue to reference Movella's "leading-edge sensor fusion technology" and that you believe your "proprietary sensor fusion technology is a critical element of our industry leading movement digitization solutions." Provide disclosure to support Movella's status as a leader in the industry with leading technology.

      You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Technology

cc: Matthew R. Pacey